OneConnect Financial Technology Co., Ltd.

10-14F, Block A, Platinum Towers, No.1 Tairan 7th Road

Futian District, Shenzhen, Guangdong, 518000

The People’s Republic of China

September 25, 2023

VIA EDGAR

Jimmy McNamara

Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OneConnect Financial Technology Co., Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022 (“FY 2022 20-F”)
Comment Letter dated September 11, 2023
File No. 001-39147

Dear Mr. McNamara and Mr. Dunham:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 11, 2023 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in FY 2022 20-F and the response letter dated August 25, 2023 (the “Previous Response”).

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 184

1.	We note your response to comment 2 that one of your directors held a leadership position at a SOE 15 years ago. Please identify this director and SOE, as well as expand upon any roles held by this director or any directors at any SOE. In this regard we note that Dr. Zhang established the Shenzhen branch of SPD Bank and served as president of the branch until May 2015, approximately eight years ago. Please also clarify whether the individual referred to in your response or any director has any other involvement in CCP matters, including your consideration of current and prior CCP memberships or affiliations with CCP.

Directors’ Roles in SOEs

The Company respectfully advises the Staff that Dr. Yaolin Zhang is the director who held the leadership position at an SOE 15 years ago mentioned in the Previous Response. The SOE referred to in the Previous Response is Shanghai Pudong Development Bank (“SPD Bank”). Mr. Zhang served as vice president of SPD Bank from 2002 to 2008.

Besides this position, Dr. Zhang also holds or held the following positions in SOEs:

•	independent director of the Bank of Ningxia Co., Ltd. since December 2019,

•	independent director of Dongguan Trust Co., Ltd. since August 2019,

•	independent director of the Bank of Luoyang Co., Ltd. from 2017 to 2022,

•	president of the Shenzhen branch of SPD Bank from 2010 to 2015,

•	vice president and president of the Guangzhou branch of SPD Bank from 1998 to 2002, and

•	various management positions at various branches of China Construction Bank from 1987 to 1998.

Under the interpretation of “officials” based on the advice of the Company’s PRC counsel as set out in the Previous Response, other than Dr. Zhang’s former position as vice president of SPD Bank as mentioned in the Previous Response, the Company does not believe that any of his other current or former positions in SOE rise to the level of an “official of the CCP”. This is because none of these other positions involve a leadership or county division-head level or above management position in the respective SOEs.

Based on inquiries with and review of the bios of the other directors of the Company and its consolidated foreign operating entities, the Company is not aware of any other director who has held any roles at SOE.

Directors’ Involvement in CCP Matters

As part of the Company’s discussions with its directors and the directors of its consolidated foreign operating entities, 14 of such directors, including Dr. Zhang, advised that they are or were CCP members. Eight of such directors act or acted as secretary, deputy secretary or committee member in primary-level party organization of the Company, its consolidated PRC entities, or Ping An.

The Company’s PRC counsel has advised that each enterprise in China that has no less than three CCP members is required to form a primary-level party organization, which is the elementary operating unit of the CCP party. The Company’s PRC counsel also advised that a person’s CCP membership or his/her position in a primary-level party organization of a private enterprise would not give rise to the role of an “official of the CCP”. Therefore, the Company believes that such directors’ CCP membership or positions in the primary-level party organizations of the Company, its consolidated PRC entities or Ping An, would not give rise to the role of an “official of the CCP”.

If you have any questions regarding the FY 2022 20-F, please contact Mr. Yongtao Luo, the Chief Financial Officer of OneConnect Financial Technology Co., Ltd., by telephone at (86) 21 38638706 or via e-mail at LUOYONGTAO001@ocft.com.

Very truly yours,

By:	/s/ Yongtao Luo
Name:	Yongtao Luo
Title:	Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP